

June 30, 2010

Mr. C. Edward Chaplin
Chief Financial Officer
MBIA Inc.
113 King Street
Armonk, NY 10504

> **Re:** **MBIA Inc.**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **File No. 001-09583**

Dear Mr. Chaplin:

We have reviewed your June 4, 2010 response to our April 29, 2010 comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. In our comments, we have referred to your December 31, 2009 Form 10-K solely to determine your compliance with our outstanding comments and have not otherwise reviewed that filing.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements

Note 10: Loss and Loss Adjustment Expense Reserve, page 52

1. In your response to our previous comment two, you indicate that you began extrapolating the results from your samples of ineligible loans to other loans as "the probability of recovering substantially more than the amounts related to files already reviewed was higher than the probability that you would recover less." It is unclear whether this phrase means "more likely than not." If so, please revise your disclosure accordingly; otherwise, please clarify what this means.

2. In your response to our previous comment two, it appears that you applied the probability assessment addressed in the preceding comment at the individual securitization level, but

is unclear whether you extrapolate in each of the 27 issues identified in response to our comment six. Please revise the disclosure you proposed in response to comment two to clarify the number of issues to which you extrapolated recoveries. In addition, please link these 27 issues to the listing of 35 issues on which you made claims payments on page 85 of your 2009 Form 10-K and quantify the portion of the 27 issues in which you extrapolated.

3.   In your response to our previous comment two, you propose disclosure indicating that you limit the amount of recovery recorded to your "total losses incurred to date." It appears that this reference to "total losses incurred to date" should be revised to be consistent with your response on page four of your January 29, 2010 letter, which indicates that you limit your potential recoveries to "paid claims plus the present value of projected future claim payments."

4.   You indicate in response to our previous comment two and on pages 55 and 56 of your 2009 Form 10-K that you include in the probability-weighted estimate of recoveries all loans that you deemed to be in breach of the sellers'/servicers' representations and warranties, including those not expected to be charged off. Please explain to us why it is appropriate to include in your estimated recovery under ASC 944-40-30-32 amounts you expect to receive that were not included in your estimate of cash outflows under your financial guarantee insurance contracts.

5.   Please reconcile for us the first sentence of your response to our previous comment four, which indicates that you believe the number of loan files you reviewed was adequate to determine representative breach rates for each issue for which you extrapolate and the second sentence, which refers to your inability to review random samples of loan files.

Item 1A. Risk Factors, page 137

6.   We believe your risk factor disclosure can be improved by highlighting, as your first risk factor, that you recorded $1.5 billion of net recoveries which is subject to dispute and is in excess of 50% of your equity and, if true, is subject to significant uncertainty and is unprecedented in nature, scope and magnitude. In making this recommendation, we realize that this amount is mentioned in more than one risk factor, but is not itself identified as a risk. In addition, please revise the first paragraph of Note 12 of your 2009 Form 10-K to include a similar statement and your MD&A to highlight the potential impact on equity and liquidity.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant